[SK LOGO]

FOR RELEASE:  IMMEDIATELY                        CONTACT:  ROBERT W. WILLMSCHEN
                                                           (708) 468-2002
                                                           LAURENCE M. RUDNICK
                                                           (708) 468-2408

SAFETY-KLEEN REPORTS RECORD REVENUE, 24% GAIN IN NET EARNINGS FOR THE FIRST
- ---------------------------------------------------------------------------
INTERIM PERIOD.
- ---------------

ELGIN, IL, April 17, 1995 -- Donald W. Brinckman, Chairman of Safety-Kleen Corp., announced today that revenue for the Company's first interim reporting period increased 10% to a first period record of $195 million. Net earnings increased 24% to $12.1 million. Earnings per share were $.21, up from $.17 in 1994.

Brinckman said, "Our revenue growth rate accelerated from the pace we were running at the end of last year. Since mid-year 1994, we have increased the number of Branch Industrial Managers by 45% to accelerate our penetration of the Industrial market. Revenue of the North American Industrial Fluid Recovery Service increased 20% over last year's first quarter to $27.5 million. Revenue of our European operations also grew at a 20% rate to $22.6 million in the current quarter. Approximately half of the European revenue growth was the result of changes in currency translation rates. Virtually all businesses registered revenue gains in the current quarter."

Revenue of the North American Automotive/Retail Repair Service was up 1% in the current quarter and revenue of the North American Industrial Parts Cleaner Service was up 2%. The total parts cleaner units in service worldwide increased by 17,000 in the current quarter and almost 30,000 units or 5% from the end of the first quarter 1994. Approximately 8,500 of these units resulted from an acquisition in the first quarter 1995. The Company continued to convert customers to the new cyclonic parts cleaner technology. At the end of the first quarter, 123,000 cyclonic parts cleaner machines were in service at customers, an increase of 20,000 units from the beginning of the year. Safety-Kleen also introduced a new aqueous parts cleaner to allow customers to meet the upcoming OSHA regulation for brake cleaning.

Brinckman added, "Several operations which reported losses or break-even results in the first quarter of 1994 have shown substantial improvement in 1995. The Oil Recovery Service, which had a net loss of $900,000 in the first interim period of 1994, recorded net earnings of $400,000 in the current period. Our European operations had net earnings of $500,000 in the current quarter, up from break-even last year."

Brinckman concluded, "Our margins in the current quarter continued to expand as we ran increased volumes through our existing infrastructure and increased prices in selected markets. We expect continued improvement in margins for the full year 1995."

Safety-Kleen Corp. is the world's largest recycler of automotive and industrial hazardous and non-hazardous fluids. Safety-Kleen's common stock is traded on the New York Stock Exchange under the trading symbol SK.

                                     # # #


                      CONSOLIDATED STATEMENT OF EARNINGS
                     (thousands, except per share amounts)


                                                            TWELVE
                                                          WEEKS ENDED
                                                 ------------------------------
                                                 Mar. 25, 1995    Mar. 26, 1994
                                                 -------------    -------------
Revenue
  North America
     Automotive/Retail Repair Services              $ 56,028         $ 55,577
                                                    --------         --------

     Industrial Services
       Parts Cleaner                                  26,905           26,353
       Fluid Recovery                                 27,524           23,022
                                                    --------         --------
       Total Industrial                               54,429           49,375

     Oil Recovery Services                            26,978           24,543
     Other                                            34,530           28,414
                                                    --------         --------
     Total North America                             171,965          157,909

  Europe                                              22,594           18,903
                                                    --------         --------

Total Consolidated Revenue                           194,559          176,812
                                                    --------         --------

Operating costs and expenses                         142,417          131,312
Selling and administrative                            27,570           26,106
expenses
                                                    --------         --------

Operating income                                      24,572           19,394
Interest income                                          260              128
Interest expense                                      (4,544)          (2,962)
                                                    --------         --------

Earnings before income taxes                          20,288           16,560

Income taxes                                           8,217            6,855
                                                    --------         --------

Net earnings                                        $ 12,071         $  9,705
                                                    ========         ========

Earnings per common and common
  equivalent share                                  $   0.21         $   0.17
                                                    ========         ========

Average number of common and common
  equivalent shares outstanding                       57,819           57,697
                                                    ========         ========

Cash dividends per common share                     $   0.09         $   0.09
                                                    ========         ========
- ----------------------------------

1. The Company's interim reporting periods are twelve weeks each for the first three reporting periods of the year and sixteen weeks for the fourth reporting period.


                                               SAFETY-KLEEN CORP.
                                                 Key Statistics
                                        TWELVE WEEKS ENDED MARCH 25, 1995

                                                            -----------------------------------------------------
                                                                                                          Percent
                                                                  1995           1994          Change      Change
                                                            =====================================================
Parts Cleaners In Service Qtr. End*
- -----------------------------------
  Industrial                                                     140,838        128,835        12,003       9.3%
  All Other                                                      462,838        445,139        17,699       4.0%
  Total                                                          603,676        573,974        29,702       5.2%
  Average Service Interval in Weeks                                 8.14           6.75          1.39      20.6%


Oil Recovery Service
- --------------------
  Used Oil/Glycol Gallons Collected - QTR.                  29.8 Million   26.6 Million   3.2 Million      12.0%


  Average Price Per Used Oil/Glycol Ga. Collected-QTR.
    Branch Collections                                          $  0.154       $  0.133      $  0.021      15.8%
    Bulk/Industrial Collection                                  $ (0.084)      $ (0.052)     $ (0.032)     61.5%
    Total                                                       $  0.115       $  0.114      $  0.001       0.9%


  Avg. Base Oil Selling Price Per Gallon - QTR.                 $  0.988       $  0.885      $  0.103      11.6%

                                                            -----------------------------------------------------


* The number of Parts Cleaners in the all other category in 1995, include approximately 8,500 machines added as a result of an acquisition completed during the first quarter of 1995.
